Filed by Entergy Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Entergy Corporation

Commission File No. 001-11299

General Employee Questions & Answers #6

Subject:	Entergy Transmission Business/ ITC Merger
Date:	August 20, 2012

•	Entergy and ITC have provided these responses to employee questions.

•

Throughout the transition process, commonly posed employee questions will be answered and posted on the myEntergy intranet for employee access. Questions that relate to bargaining unit employees may be addressed through the respective bargaining unit representative.

•	Questions that should be addressed by ITC directly will be captured and submitted to ITC.

•	For bargaining unit employees, Entergy will discuss appropriate subjects below with the unions.

Transmission

There are many locations across the system where the transmission lines are located on Entergy-owned property instead of within a servitude (power plants, parcels in rural areas, etc.). Will ITC acquire this property in fee or be given servitude for these transmission lines?

Entergy’s transmission business requires real property rights in a number of forms that include, but are not limited to, fee simple, easement, servitude, right of way, license, permit and lease. There are a number of teams currently identifying those properties and rights, the respective future needs of the transmission business and Entergy, and the respective methods for transferring required rights. Generally, in situations where the use of a tract or parcel of fee-owned property is exclusively transmission, that property will likely be transferred in fee. In cases where a current or future use is required by both the transmission business and Entergy, the property may be subdivided and transferred in fee, or the transmission business may be granted an easement or servitude as circumstances dictate.

What happens to our Critical Infrastructure Protection plan?

The North American Electric Reliability Corporation Critical Infrastructure Protection Program will be transitioned to ITC and will fall under the responsibility of the ITC NERC CIP senior manager.

Q&As: Entergy Transmission/ITC Merger

Aug. 20, 2012

Real Estate / Facilities

Can the TOC stay in its current location in Little Rock?

The Transco initiative is currently in the design phase, which will end in August. Based on the resulting design of the ultimate transmission business within ITC and the remaining Entergy organization, the Transco work teams will then work through the implementation process and finalize decisions regarding which facilities will be needed by each company and where employees will be located.

Distribution Operations

Will the Distribution Operations Centers remain decentralized?

Yes, in the sense that each operating company will continue to manage their DOCs. However, well before the ITC merger was announced, Entergy Louisiana made plans to consolidate the Baton Rouge and Gretna DOCs into one location in Baton Rouge. That project is still planned for the 2013-2014 timeframe.

PMO / Financial

Has the financing already been put in place for the merger or does that come later?

The financing transactions associated with the merger will take place in 2013, close to the expected closing date.

Company Stock

How will a share of Entergy stock be divided upon the merger?

Entergy’s stock will not be divided or split upon the merger. After the transaction is completed, Entergy shareholders will own stock in two companies:

•	100% of Entergy
•	50.1% of ITC

Refer to previously published employee Q&A documents for details of how the transaction affects Entergy stock ownership by employees who become employees of ITC, including stock held in 401(k) savings plan accounts.

Q&As: Entergy Transmission/ITC Merger

Aug. 20, 2012

Will Entergy employees receive any ITC stock upon completion of the merger?

Employees who own unrestricted Entergy Corporation stock as of the closing date of the transaction, together with all other Entergy shareholders, will collectively receive 50.1% of the combined ITC company in exchange for their shares of Entergy’s transmission business in a stock-for-stock merger, subject to certain adjustments provided for in the merger agreement. ITC shareholders will own the remaining 49.9% of ITC.

Refer to previously published employee Q&A documents for details of how the transaction affects Entergy stock ownership by employees who become employees of ITC, including stock held in 401(k) savings plan accounts.

IT

Can we shrink Entergy’s physical security parameters (PSPs) sooner rather than later?

Operations IT will continue to evaluate the impact of separating systems, specifically the separation of the Energy Management System (EMS) on Entergy’s CIP implementation as we progress through the design and pre-implementation phases. We continue to evaluate design options that will lower our CIP exposure while maintaining reliability of the Bulk Electric System. Timelines for implementation efforts associated with the EMS separation will drive the timing of the reduction of PSPs. Decisions on timing will not be finalized until the end of the 3rd quarter 2012.

Will Operations IT vacancies be posted?

The process for filling these vacancies will be consistent with Entergy’s current process.

Since job duties are changing/expanding, are our job titles also changing?

That’s undetermined at this time. Transco teams are currently evaluating Remainco (or what will remain at Entergy) organization designs throughout the design phase.

Are the market apps subject to new Critical Infrastructure Protection regulations?

No. Market apps will not be subject to new CIP regulations.

Will Entergy retain its fiber and telecom assets?

Entergy will continue to own and maintain both fiber and telecom assets

Q&As: Entergy Transmission/ITC Merger

Aug. 20, 2012

On Day 1 (June 2013 option), will all hardware for Transmission be moved from Little Rock Data Center/Jackson Data Center?

IT teams are still evaluating options for final hardware locations and associated timelines. Decisions are expected at the end of the Implementation Planning phase.

Employee/Human Resources

Staffing

Does the employee have any say in whether he or she stays with Entergy or goes to ITC?

Positions that are strictly transmission will not be available at Entergy after the spin-off and merger since Entergy will no longer be in the transmission business. For employees who perform both transmission and distribution work, or work in a shared services organization that supports the transmission business, an employee selection process is being formulated. Employee interest will be one of many factors used to determine the ultimate staffing plan. Once the plan is completed, the Transco staffing team will communicate details to employees. For bargaining unit employees, Entergy will honor any applicable collective bargaining obligations, and this subject will be addressed with the unions.

Is there going to be an employee focus group to help in the transition to ITC?

There are no employee focus groups currently planned; however, as the staffing plan is finalized later this year, and all employees moving to ITC are identified, we anticipate that there will be a series of face-to-face meetings with ITC representatives and opportunities for employees to learn more about the company. For bargaining unit employees, this subject will be addressed with the unions

Communications

Will our comments/questions be anonymous? By that, I mean, if our comments or questions are posted to the FAQ site, will they have our name tied to them?

Your names will not be published with any submitted question.

Q&As: Entergy Transmission/ITC Merger

Aug. 20, 2012

Entergy Forward-Looking Information

In this communication, and from time to time, Entergy makes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (i) those factors discussed in Entergy’s Annual Report on Form 10-K for the year ended December 31, 2011, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, and June 30, 2012, and Entergy’s other reports and filings made under the Securities Exchange Act of 1934; (ii) the following transactional factors (in addition to others described elsewhere in this presentation and in subsequent securities filings) involving risks inherent in the contemplated transaction, including: (1) failure to obtain ITC shareholder approval, (2) failure of Entergy and its shareholders to recognize the expected benefits of the transaction, (3) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms, (4) the ability of Entergy, Transco and ITC to obtain the required financings, (5) delays in consummating the transaction or the failure to consummate the transaction, (6) exceeding the expected costs of the transaction, and (7) the failure to receive an IRS ruling approving the tax-free status of the transaction; (iii) legislative and regulatory actions; and (iv) conditions of the capital markets during the periods covered by the forward-looking statements. The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. Entergy cannot provide any assurance that the transaction or any of the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

ITC Forward-Looking Information

This communication contains certain statements that describe ITC management’s beliefs concerning future business conditions and prospects, growth opportunities and the outlook for ITC’s business, including ITC’s business and the electric transmission industry based upon information currently available. Such statements are “forward looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. Wherever possible, ITC has identified these forward-looking statements by words such as “anticipates”, “believes”, “intends”, “estimates”, “expects”, “projects” and similar phrases. These forward-looking statements are based upon assumptions ITC management believes are reasonable. Such forward-looking statements are subject to risks and uncertainties which could cause ITC’s actual results, performance and achievements to differ materially from those expressed in, or implied by, these statements, including, among other things, (a) the risks and uncertainties disclosed in ITC’s annual report on Form 10-K and ITC’s quarterly reports on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) from time to time and (b) the following transactional factors (in addition to others described elsewhere in this document and in subsequent filings with the SEC): (i) risks inherent in the contemplated transaction, including: (A) failure to obtain approval by the Company’s shareholders; (B) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms; (C) the ability to obtain the required financings; (D) delays in consummating the transaction or the failure to consummate the transactions; and (E) exceeding the expected costs of the transactions; (ii) legislative and regulatory actions, and (iii) conditions of the capital markets during the periods covered by the forward-looking statements.

Because ITC’s forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond ITC’s control or are subject to change, actual results could be materially different and any or all of ITC’s forward-looking statements may turn out to be wrong. They speak only as of the date made and can be affected by assumptions ITC might make or by known or unknown risks and uncertainties. Many factors mentioned in this document and the exhibits hereto and in ITC’s annual and quarterly reports will be important in determining future results. Consequently, ITC cannot assure you that ITC’s expectations or forecasts expressed in such forward-looking statements will be achieved. Actual future results may vary materially. Except as required by law, ITC undertakes no obligation to publicly update any of ITC’s forward-looking or other statements,

Q&As: Entergy Transmission/ITC Merger

Aug. 20, 2012

whether as a result of new information, future events, or otherwise. The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. ITC cannot provide any assurance that the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

Additional Information and Where to Find It

ITC and Transco will file registration statements with the Securities and Exchange Commission (“SEC”) registering shares of ITC common stock and Transco common units to be issued to Entergy shareholders in connection with the proposed transactions. ITC will also file a proxy statement with the SEC that will be sent to the shareholders of ITC. Entergy shareholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents, because they contain important information about ITC, Transco and the proposed transactions. ITC shareholders are urged to read the proxy statement and any other relevant documents because they contain important information about Transco and the proposed transactions. The proxy statement, prospectus and/or information statement, and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000 New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.